Grupa Hotelowa

Warsaw, 2008-07-07.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section

JUL 21 2008

Washington, DC
104

OSA/AH/101/2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.21/2008.

Best regards

[redacted]

08004030

Ireneusz Węgłowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

PROCESSED
JUL 31 2008
THOMSON REUTERS

Current report no 21/2008
July 2, 2008

Subject: acquisition of assets of significant value by Orbis Transport sp. z o.o., a subsidiary of Orbis S.A.

"Orbis" S.A., 16 Bracka str., 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of: PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt of a notification from:

Orbis Transport sp. z o.o. with its registered address: 02-232 Warsaw, 47 Łopuszańska str., registered in the register of business operators of the National Court Register kept by the District Court for the Capital City of Warsaw, XIII Division of the National Court Register under no. KRS 0000037337, with registered share capital of PLN 28,507,600.00,

of acquisition, by taking up, by Orbis Transport sp. z o.o. – on the basis of a statement on taking up shares submitted on June 30, 2008 – of 818 shares in the share capital of INTERBUS sp. z o.o. with its registered address in Warsaw, 02-232 Warsaw, 47 Łopuszańska str., registered in the National Court Register kept by the District Court for the Capital City of Warsaw, XIII Commercial Division of the National Court Register under number KRS 0000149699,
with a nominal value of PLN 500 each, accounting for 88.9% of the share capital of INTERBUS sp. z o.o.
Total price of acquisition of the shares: PLN 409,000.00. Price per one share: PLN 500.00.
Total value of acquired shares disclosed in accounting books of Orbis Transport sp. z o.o.: PLN 409,000.00. Value of one acquired share disclosed in accounting books of Orbis Transport sp. z o.o.: PLN 500.00.
Orbis S.A. holds a 98.88% stake in the share capital of Orbis Transport sp. z o.o., which corresponds to 98.88% of the number of votes at the meeting of shareholders.
One of the managing persons of Orbis S.A. is a member of the Supervisory Board of Orbis Transport sp. z o.o.
The assets were considered assets of significant value on the basis of § 5 section1 point 1 in connection with § 2 section 1 point 48 and § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005 on current and periodic information to be published by issuers of securities (official journal „Dz. U." of 2005 No 209, item 1744).
The acquisition of shares was financed with own funds of the acquirer – Orbis Transport sp. z o.o.
As a result of the above acquisition, Orbis Transport sp. z o.o. holds 920 shares in the share capital of INTERBUS sp. z o.o. with a nominal value of PLN 460,000.00, accounting for 100% shares in the share capital.
The acquired shares are a long-term capital investment of Orbis Transport sp. z o.o.
The acquired shares entitle Orbis Transport sp. z o.o. to exercise 920 votes at the meeting of shareholders of INTERBUS sp. z o.o.

END